EXHIBIT 99.1

Richard J. King   October 11, 2002
Senior Vice President, Corporate Communications
AMC Entertainment Inc.
(816) 221-4000

AMC Entertainment Inc. Fiscal Second Quarter Earnings Conference Call and Webcast At 9:00 A.M. CDT On October 22

KANSAS CITY, Mo.—AMC Entertainment Inc. (AMEX: AEN) will conduct a conference call and slide presentation to discuss fiscal 2003 second quarter results and certain forward-looking information at 9:00 a.m. CDT on Tuesday, October 22, 2002.

Internet access to the call and supporting slides will be available through AMC's website www.amctheatres.com. The call can also be accessed by phone at (877) 307-8182. Media and individuals will be in a listen-only mode, and participants are requested to log in a few minutes early.

A replay of the conference call will be available on the website through Tuesday, November 5, 2002.

AMC is scheduled to release earnings earlier in the day on October 22, 2002.

AMC Entertainment Inc. is a leader in the theatrical exhibition industry. Through its circuit of AMC Theatres, the Company operates 242 theatres with 3,500 screens in the United States, Canada, France, Hong Kong, Japan, Portugal, Spain, Sweden and the United Kingdom. Its Common Stock trades on the American Stock Exchange under the symbol AEN. The Company, headquartered in Kansas City, Mo., has a website at www.amctheatres.com.